Grosvenor Capital Management, L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
November 20, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720
Attn:  David L. Orlic

Re:	Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) (File No. 333-233921) Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 8C

Dear Mr. Orlic:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-14 8C, as amended, to as soon as possible on November 20, 2019.

In support of its request for acceleration, the Fund acknowledges that:
1.          Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2.          The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3.          The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Very truly yours, Grosvenor Registered Multi-Strategy Fund (TI 1), LLC By: /s/ Scott J. Lederman Name: Scott J. Lederman Title: Trustee, Chief Executive Officer and President

GRV Securities LLC
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611

November 20, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4720
Attn:  David L. Orlic

Re:	Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (File No. 333-233921) Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 8C

Dear Mr. Orlic:

The undersigned, as distributor of the above-captioned fund and offering, hereby joins in the request of the fund that the effectiveness of the amendment to its registration statement relating to the securities be accelerated for November 20, 2019.

GRV Securities LLC By: /s/ Gareth Grossnickle Name: Gareth Grossnickle Title: Chief Compliance Officer